UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SGOCO Group, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.004 per share
(Title of Class of Securities)
G80751129
(CUSIP Number)

Richly Conqueror Limited
Flat C, 37/F, Tower 9
Le Point, Metro Town, 8 King Ling Road
Tsueng Kwan O
Hong Kong

With a copy to:
Jeffrey Li, Esq.
Peter Cancelmo, Esq. Garvey Schubert Barer
2nd Floor, 1000 Potomac Street, NW Washington, DC 20007 Telephone: 1(202) 298-1735 Facsimile: 1(202) 965-1729
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G80751129

1	NAME OF REPORTING PERSONS Richly Conqueror Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,305 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,162,305 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,305 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[1]
14	TYPE OF REPORTING PERSON CO

1 Based on 9,577,928 shares of Ordinary Shares issued and outstanding as of January 31, 2017.

Item 1.	Security and Issuer:

This Schedule 13D relates to the Ordinary Shares, $0.004 par value, of SGOCO Group, Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Room 1301, 13/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong.

Item 2.	Identity and Background:

This Schedule 13D is being filed by and for Richly Conqueror Limited (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

(a)	Name: Richly Conqueror Limited

(b)	Address of Principal Office: Flat C, 37/F, Tower 9, Le Point, Metro Town, 8 King Ling Road, Tsueng Kwan O, Hong Kong

(c)	Principal Business: Holding company.

(d)	Convictions: None

(e)	Civil Proceedings: None

(f)	Place of Organization: British Virgin Islands

Item 3.	Source and Amount of Funds or Other Consideration:

On December 28, 2015, SGOCO International (HK) Limited (“SGOCO International”), a wholly owned subsidiary of the Issuer, entered into a Share Sale and Purchase Agreement for the sale and purchase of the entire issued share capital of Boca International Limited (“Boca”) with the Reporting Person (the “Agreement”). Pursuant to the Agreement, SGOCO International acquired 100% of the issued and outstanding share capital of Boca, a private holding company incorporated in Hong Kong, from the Reporting Person, its sole legal and beneficial owner, for consideration in the amount of $52 million cash, plus up to 19.9% of newly issued ordinary shares (the “Shares”) of the Issuer. In March 2016, the Agreement was consummated and SGOCO International paid $52 million cash plus 1,162,305 post-split shares of the Shares to the Reporting Person, and received 100% of the shares and ownership of Boca.

Item 4.	Purpose of Transaction:

The Reporting Person acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person’s continuing evaluation of the business and prospects of the Issuer and other factors. The Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

The percentages of the class of securities set forth below are based on 9,577,928 shares of the Issuer’s Ordinary Shares outstanding as of January 31, 2017.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 1,162,305 and the percentage of the class of securities beneficially owned by the Reporting Person is 12.1%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 1,162,305 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 1,162,305 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not engaged in any transaction involving the Issuer’s Ordinary Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

By:	/s/ Chan, Kam Biu Richard
Signature

Director
Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).